Exhibit 11.1

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION OF LOSS PER SHARE OF CLASS A STOCK

THREE MONTHS ENDED MARCH 31,	2005	2004

(Dollars in thousands, except per share amounts)	(Unaudited)	(Unaudited)

BASIC EPS
Net Gain (loss) (1)	$6,678	$(864)

Gain (Loss) per Class A Share	$0.33	$(0.04)

Shares used in calculation (2)	19,925	19,793

DILUTED EPS
Net Gain (loss)	$6,728	$(864	)(2)

Gain (loss) per Class A Share	$0.30	$(0.04)

Shares used in calculation (2)	22,342	19,793

(1)	After deduction of accrued preferred stock dividends of $50 and $53 respectively.

(2)	In 2004, the conversion of the 4% and 6-1/2% Preferred Stock and the exercise of stock options were excluded from the diluted EPS calculation due to the antidilutive effect.

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